Exhibit 5.2

CONSENT OF SCOTT WILSON RPA

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2007 (the “Annual Report”) of New Gold Inc. (the “Company”), filed with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name under the heading “Narrative Description of the Business – Mineral Projects – The New Afton Project” in the Company’s Annual Information Form and to all other references to our name included or incorporated by reference in the Annual Report.

SCOTT WILSON RPA

By:	/s/ David Rennie
Name:	David Rennie
Title:	Consulting Geological Engineer

March 28, 2008